Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

March 17, 2015

VIA EMAIL AND EDGAR

Mary A. Cole

Sheila Stout

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.
Amendment No. 7 to the Registration Statement on Form N-2 filed on March 3, 2015
File Nos.: 333-187642; 814-00998

Dear Ms. Cole and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that were received during telephone conversations with Sheila Stout of the Staff on March 4, 2015, March 9, 2015 and March 10, 2015, with respect to the above referenced Amendment No. 7 to the Registration Statement on Form N-2 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the responses to a particular comment set out immediately below the comment. All F-page references correspond to pages in the Company’s audited financial statements as of and for the year ended December 31, 2014 (the “2014 Audited Financials”), included in the Registration Statement.

1. In the discussion of the revised investment management agreement, please clarify the mechanism of calculating the incentive fee based on income. Additionally, in the examples to the incentive fee based on income, show the rates on which the hurdle amounts and Catch-up Amounts are based and include the Catch-up Amounts in the assumptions for each quarter.

Response: In Amendment No. 8 to the Registration Statement, in the summary bullets on pages 14, 20 and 121 of the prospectus contained therein, the Company has clarified that the calculation for the incentive fee based on income is based on 100% of the amount by which “Ordinary Income” exceeds the “hurdle amount” (up to the “Catch-up Amount”) and 20% of the excess of “Ordinary Income” over the “Catch-up Amount,”, subject in each case to the “incentive fee cap” (as such terms are defined therein). Additionally, on pages 122-124 of the prospectus, the Company has revised the examples to: (1) indicate that the hurdle amounts for each quarter are based on an annualized 7.00% hurdle rate, (2) include assumptions for the “Catch-up Amount” in each quarter and indicate that such assumption is based on an annualized 8.75% rate, and (3) in the discussion under “determination of incentive fee based on income” for each quarter (a) include the assumption of the Catch-up Amount and (b) show the composition of the incentive fee based on income based on the hurdle amount and the Catch-up Amount.

2. In notes to future financial statements (page F-12), separately identify components of income from non-recurring sources.

Response: The Company confirms that in future filings, it will separately identify significant sources of non-recurring income.

3. Please clarify language on page F-15, regarding the Company’s qualification as a regulated investment company (“RIC”).

Response: The Company elected to be treated as a RIC commencing with its fiscal year ended December 31, 2013. However, in order to maintain such RIC status, each fiscal year the Company must continue to qualify as a RIC by satisfying the relevant requirements (asset diversification, source of income and distribution requirements). Accordingly, the Company believes that its disclosure is accurate, and in future financial statements, will add a sentence confirming that it has qualified for RIC status as of its most recently completed fiscal year.

4. Please explain why Note 4 to the Audited Financials indicates that investment decisions for the Senior Credit Fund, LLC (the “JV”) “generally” must be unanimously approved by a quorum of the board of managers while the memorandum submitted to the SEC on May 6, 2014 regarding the JV (the “JV Memo”) does not contain such qualification.

Response: The JV’s LLC Agreement provides that all investment decisions made by the JV must be approved by a quorum of the board of managers, with certain very limited exceptions whereby decisions are to be approved solely by the members of the board of managers selected by the JV partner (not those selected by the Company). One such exception relates to the sale of securities from the Company to the JV. The Company notes that the fact that the JV partner has final decision making authority in certain limited circumstances does not impact the basis of its conclusion not to consolidate the JV. PwC does not object to the Company’s view that such circumstances do not impact the conclusion not to consolidate.

5. Please explain the JV’s impact on the calculation of management and incentive fees.

Response: The Company does not incur a management or incentive fee at the underlying JV level and does not look through to the JV level for the character of profit and loss. The management fee calculated by the Company incorporates the Company’s average gross assets at the end of each of the two most recently completed calendar quarters, and the value of the Company’s equity investment in the JV is included in the average gross assets. Additionally, the incentive fees calculated by the Company include the result of operations of the Company’s equity investment in the JV.

6. On page F-23, in the discussion of the fair value hierarchy please clarify in future financial statements that a significant increase in input is not required to produce a significant change in fair value.

Response: In future financial statements, the Company will remove any language suggesting that only significant changes in inputs will produce significant changes in fair values.

7. The Commission and its staff have taken the position that unfunded commitments may be considered senior securities for the purposes of the asset coverage per unit determination. The Company should consider this for the future when disclosing the senior securities table.

Response: The Company will consider future SEC guidance regarding the treatment of unfunded commitments and whether unfunded commitments may be considered as senior securities for purposes of the asset coverage per unit determination. The Company also confirms that even if its unfunded commitments were considered senior securities, its asset coverage ratio was still above 2 to 1.

8. Please confirm the Company’s position that full financials of the JV are not required to be included in the Company’s financial statements.

Response: As discussed in the JV Memo, although the JV is an unconsolidated “majority-owned subsidiary” (as defined in the Investment Company Act of 1940), the Company does not believe that the JV is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X. Currently the Company does not need to separately file full financials of the JV under Rule 3-09 of Regulation S-X and does not need to present summarized financial information for the JV in the Company’s notes to its financial statements under Rule 4-08(g) of Regulation S-X. However, the Company has included and intends to continue to include summarized information for the JV in its financial statements as a matter of best practice and has provided disclosure in satisfaction of its undertakings in the JV Memo. The Company will include financials required by Rule 3-09 and Rule 4-08(g) if they are required in the future.

9. The last page of the JV Memo contains the position that leverage of the JV should not be considered when evaluating asset coverage for the Company. The SEC is continuing to review this position as it pertains to future filings by the Company.

Response: The Company acknowledges that the SEC is continuing to review the subject of whether the leverage of a joint venture should be considered for evaluating a company’s asset coverage.

Should you have any questions or comments with response to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Jason Colombo, Esq. (Goldman Sachs Asset Management, L.P.)

Geoffrey R.T. Kenyon, Esq. (Dechert LLP)

Richard Horowitz, Esq. (Dechert LLP)

Margery K. Neale, Esq. (Willkie Farr & Gallagher LLP)

James G. Silk, Esq. (Willkie Farr & Gallagher LLP)